Exhibit 99.1

China Linen Textile Industry Ltd. Announces Closing of
Acquisition of Lanxi Tianxianfang Linen Co., Ltd.

LANXI COUNTY, China, Dec. 6, 2010 /PRNewswire-Asia-FirstCall/ -- China Linen Textile Industry, Ltd. (OTC Bulletin Board:CTXIF.ob - News) ("China Linen" or the "Company"), a  China-based producer of linen yarn and fabric, today announced the closing on November 24, 2010 of its acquisition of Lanxi Tianxianfang Linen Co., Ltd.

China Linen acquired 100% equity interest in Lanxi Tianxianfang Linen Co., Ltd. for approximately $6.7 million in cash. The Company completed the change in registration of the equity interest from shareholders of Lanxi Tianxianfang to Lanxi Sunrise Linen Textile Industry Co., Ltd. with the relevant PRC authority on November 24, 2010.

"We are very pleased that we have closed the acquisition of Tianxianfang in a timely manner," commented Mr. Gao Ren, Chairman and CEO of China Linen. "The acquisition will expand our linen yarn production by 39% to 2,220 tons annually, and linen fabric production capacity by 26% to 10.1 million meters annually, and add bleaching capability to our business. We feel confident that Lanxi Tianxianfang will contribute at least $2.7 million in net income during the next 12 months."

About China Linen Textile Industry, Ltd.

China Linen Textile Industry, Ltd. (http://www.chinalinen.cc/) is principally engaged in the production and sale of linen yarn and various types of linen fabric. The Company is also involved in consultation and R&D related to linen technology and linen products. The Company carries on all of its business activities through its subsidiary, Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. ("Lanxi Sunrise"), established in June 2002 and located in Lanxi County, the "Homeland of Flax in China," near Harbin City in China. Lanxi Sunrise has one yarn-spinning factory, one bleaching factory and two fabric weaving factories in its 35,120 square meters of building area with a staff of 1,400 and 430 sets of world-class, advanced production machinery. Annual production capacity totals approximately 2,220 tons with 50 different types of yarn and 10 million meters of fabric with 110 types. Approximately 50 percent of its products are exported to more than 10 countries.

Forward-looking statements:

The above news release contains forward-looking statements. The statements contained in this document that are not statements of historical fact, including but not limited to, statements identified by the use of terms such as "anticipate," "appear," "believe," "could," "estimate," "expect," "hope," "indicate," "intend," "likely," "may," "might," "plan," "potential," "project," "seek," "should," "will," "would," and other variations or negative expressions of these terms, including statements related to expected market trends and the Company's performance, are all "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. These statements are based on assumptions that management believes are reasonable based on currently available information, and include statements regarding the intent, belief or current expectations of the Company and its management. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performances, and are subject to a wide range of external factors, uncertainties, business risks, and other risks identified in filings made by the company with the Securities and Exchange Commission. Actual results may differ materially from those indicated by such forward-looking statements. The Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein to reflect any change in the company's expectations with regard thereto or any change in events, conditions or circumstances upon which any statement is based.

     For further information, contact:

     China Linen Textile Industry, Ltd.
     Ms. Jodie Zheng Wehner, CFO
     Tel: 001-310-890-8048
     Email: jodiewehner@chinalinentextile.com
     Mr. Xiao Weixing, IR Manager
     Tel: +86-137-9600-2690
     Email: xiao@chinalinentextile.com

     HC International, Inc.
     Scott Powell, Vice-President
     Tel:   +1-917-721-9480
     Email: scott.powell@hcinternational.net
     Web: www.hcinternational.net